

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN
(FORMERLY THE CLOROX COMPANY
EMPLOYEE RETIREMENT INVESTMENT
PLAN)



Date: December 17, 2010

Laura Stein
Senior Vice President – General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Mohler, Nixon & Williams

Financial Statements and Supplemental Schedule

The Clorox Company 401(k) Plan
As of June 30, 2010 and 2009
and the fiscal year ended June 30, 2010
with Report of Independent Registered Public
Accounting Firm

The Clorox Company 401(k) Plan

Financial Statements and Supplemental Schedule

As of June 30, 2010 and 2009
and the fiscal year ended June 30, 2010

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company 401(k) Plan

We have audited the financial statements of The Clorox Company 401(k) Plan (the Plan) as of June 30, 2010 and 2009, and for the year ended June 30, 2010, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for benefits for the year ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
December 15, 2010

635 Campbell Technology Parkway • Campbell, California 95008-5071 • Tel 408-369-2400 • Fax 408-879-9455
2600 El Camino Real, Suite 405 • Palo Alto, California 94306-1719 • Tel 650-494-3901 • Fax 650-494-6756
150 Spear Street, Suite 925 • San Francisco, California 94105-1535 • Tel 415-817-5070 • Fax 415-896-1721
www.mohlernixon.com

The Clorox Company 401(k) Plan

Statements of Net Assets Available for Benefits

	June 30,	
	2010	2009
Assets		
Cash and cash equivalents	$ 948	$ 3,546
Investments, at fair value	641,673,525	555,887,007
Receivables:		
Notes receivable from participants	22,488,314	20,704,866
Employer contributions	23,363,652	18,853,078
Participant contributions	–	962,003
Due from brokers for securities sold	1,338	29,492
Total receivables	45,853,304	40,549,439
Net assets available for benefits, at fair value	687,527,777	596,439,992
Adjustment from fair value to contract value for interest in common collective trust related to fully benefit-responsive investment contracts	(3,726,542)	(1,010,093)
Net assets available for benefits	$ 683,801,235	$ 595,429,899

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Fiscal Year Ended June 30, 2010

Additions to/(deductions from) net assets attributable to:	
Investment gain:	
Interest income and dividends	$ 15,893,798
Net appreciation in fair value of investments	64,446,359
Total investment gain	80,340,157
Contributions:	
Employer	27,512,313
Participants	29,297,763
Rollovers	1,007,317
Total contributions	57,817,393
Benefits paid to participants	(49,550,558)
Administrative expenses	(235,656)
Net increase	88,371,336
Net assets available for benefits:	
Beginning of year	595,429,899
End of year	$ 683,801,235

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan

Notes to Financial Statements

June 30, 2010

1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the "Company") and its affiliated companies that have adopted the Plan. The following employees are not covered by the Plan: (i) leased employees (contractors), (ii) nonresident aliens with no United States of America source of income, (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement, (iv) employees sent to a Participating Company by an international subsidiary to participate in a training or development program sponsored by the Participating Company with the understanding that they will be sent to an international subsidiary after completing the program, (v) employees who are residents of Puerto Rico or who perform services for a Participating Company primarily in Puerto Rico and are participants of The Clorox Company Employee Retirement investment Plan for Puerto Rico. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company maintains a nonleveraged employee stock ownership plan (the "ESOP") within the meaning of the Internal Revenue Code (the "Code") Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company's common stock. If elected, the participants can receive stock dividends paid directly to them in cash. No participant shall be permitted to direct more than 10% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 10% of his or her account balance immediately after such transfer or exchange. Prior to January 1, 2007, this 10% account limit was not yet implemented, as such there are certain participants whose investment in the ESOP fund exceed 10% of their total account balance.

The Employee Benefits Committee (the "Committee") administers the Plan. T. Rowe Price Trust Company ("T. Rowe Price") is the trustee and recordkeeper of the Plan.

1. Description of the Plan (continued)

Contributions

Participants may contribute from 1% to 25% of their covered compensation, on a pre-tax and after-tax basis (the combined pre-tax and after-tax cannot exceed 25%), as defined in the Plan. Generally, covered compensation consists of regular pay plus most bonuses, overtime and vacation pay. It does not include, for example, short or long term disability pay, relocation, severance, deferred compensation, stock compensation, or Worker's Compensation pay. Participant contributions are subject to limits specified under the Code.

Eligible new participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 5% contribution rate. All participants with a contribution rate of less than 10% have an automatic annual percentage increase of 1% until the contribution rate reaches 10%, unless another annual percentage is elected, or the automatic election is declined.

The Company matches 100% of eligible participants' pre-tax contributions, up to a maximum of $1,000 per participant per Plan year. A participant's after-tax contributions are also matched by the Company; however, total matching contributions may not exceed $1,000 during any plan year. Participants are eligible for the Company matching contribution after completing one year of service.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make a Value Sharing contribution (a profit sharing component of the Plan) in an amount determined by the Company based on the Company's performance. In 2010 and 2009, the Company approved Value Sharing contributions of 8.54% and 5.81% respectively, of covered compensation. Each eligible participant will receive a Value Sharing contribution based on their respective eligible compensation multiplied by the approved Value Sharing contribution rate. For fully vested participants, amounts in excess of 7% of compensation were paid in cash or remitted as contributions to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees, if elected by the employees. For nonvested participants, the amounts in excess of 7% were deposited into their Value Sharing contribution accounts. Participants who have completed one year of service and are employed on the last day of the plan year are eligible to receive the Value Sharing contribution. Refer to the section on vesting provisions below. Union participants are not eligible for the Value Sharing contribution.

1. Description of the Plan (continued)

Investment Options

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in the Company's common stock, mutual funds, and a common collective trust fund. Participants are also allowed to direct their contributions to Tradelink Investments, a self-directed brokerage account which permits investments in additional mutual funds, common stocks, and other investment products.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of: (a) Company matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participants' eligible compensation for Value Sharing, participant eligible contributions for employer match and investment balances for investment earnings. At the discretion of the Committee, forfeited balances of terminated participants' nonvested accounts may be used to pay the Plan's expenses, to reduce the Company's contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at June 30, 2010 and 2009 are $1,082,934 and $1,039,230, respectively. The Company used $911,106 and $877,261 of forfeitures to reduce the Company contributions for the plan years ended June 30, 2010 and 2009, respectively.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon.

The Value Sharing contribution account of a participant vests in accordance with the following schedule:

Years of Service	Vesting Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60, at death, or upon permanent disability.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account at death, upon permanent disability, or upon termination of employment. The Plan also provides for installment distributions in limited instances as allowed by the Plan. Hardship and other in-service withdrawals are permitted if certain criteria are met.

Administrative Expenses

The Company pays substantially all administrative expenses except for certain investment and plan consulting fees, which are paid out of the forfeiture account, and loan origination and maintenance fees, which are deducted from the affected participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

The Plan's financial statements were evaluated for subsequent events from the date after the financial statements date through December 15, 2010 the date the financial statements were issued.

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through participation in the T. Rowe Price Stable Value Fund ("Stable Value fund"), a common collective trust fund. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recognized when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various participant directed investment options in common stocks, mutual funds, and a common collective trust fund,. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the

2. Summary of Accounting Policies (continued)

values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Reclassifications

Certain reclassifications have been made to the fiscal 2009 financial statements to conform to the fiscal 2010 presentation.

Recent Accounting Pronouncements

On June 30, 2010, the Plan early adopted Accounting Standards Update (ASU) 2010-25 which requires the participant loans to be classified as notes receivable from participants, which are segregated from the Plan investments and measured at their unpaid principal balance and any accrued but unpaid interest. The impact of this adoption is reflected in the Plan's Statement of Net Assets Available for Benefits for all periods presented.

On June 30, 2010, the Plan adopted ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, which requires additional disclosures about the class of assets measured at fair value, and amounts and reasons for any significant transfers between levels 1, 2 and 3 of the fair value hierarchy. The Plan did not have any transfers between the fair value hierarchy during the fiscal years ended June 30, 2010 and 2009. The adoption of the new standard did not have an impact on the Plan's financial statements.

On June 30, 2010, the Plan also adopted ASU 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),* which permits the use of Net Asset Value per share of the investment as the measure of the fair value of certain investments. It requires disclosure of investment strategies, the terms and conditions of redemptions, unfunded commitments for investments that are valued based on NAV. Disclosures required by this pronouncement have been included in these financial statements as applicable.

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4). FSP 157-4 amended the guidance codified in Accounting Standards Codification (ASC) No. 820 (ASC 820) *Fair Value Measurements and Disclosures*, to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure

2. Summary of Accounting Policies (continued)

requirement of ASC 820. The Plan adopted FSP 157-4 as of June 30, 2010. The Plan did not have these circumstances during the fiscal years ended June 30, 2010 and 2009. The adoption of FSP 157-4 did not have an impact on the Plan's financial statements.

3. Investments

The Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices during the fiscal year ended June 30, 2010, as follows:

Common stock	$ 9,868,644
Mutual funds	54,566,367
Others	11,348
Net appreciation in fair value	$ 64,446,359

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	June 30,	
	2010	2009
T. Rowe Price Stable Value Fund	$88,441,900	$84,745,931
The Clorox Company Common Stock	87,941,883	83,689,202
Dodge & Cox Balanced Fund	71,736,108	66,233,581
T. Rowe Price Mid-Cap Growth Fund	64,040,372	51,315,328
Vanguard Intermediate Term Bond Index Fund	53,915,194	45,505,658
American Funds EuroPacific Growth Fund	53,682,513	47,426,609
T. Rowe Price Growth Stock Fund	52,138,645	46,483,605
Vanguard Institutional Index Fund	41,919,137	33,236,492

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liabilty's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3 – Unobservable inputs reflecting management's own assumptions.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Common stock, including the Company's common stock: Valued at the last reported sales price on the last business day of the Plan year.

Common collective trust fund: Valued at a unit price determined by the portfolio's sponsor based on the fair value of underlying assets held by the common collective trust fund on the last business day of the Plan year.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value.

4. Fair Value Measurements (continued)

	Assets at Fair Value as of June 30, 2010		
	Level 1	Level 2	Total
Mutual funds			
Blend funds	$ 139,824,316	$ -	$ 139,824,316
Growth funds	121,200,481	-	121,200,481
Moderate allocation funds	71,736,109	-	71,736,109
Target date funds	67,281,855	-	67,281,855
Bond funds	53,915,194	-	53,915,194
Other funds	6,402,739	-	6,402,739
Total mutual funds	460,360,694	-	460,360,694
Common/collective trust fund	-	88,441,900	88,441,900
Employer securities	87,941,883	-	87,941,883
Other common stocks	4,929,048	-	4,929,048
Total	$ 553,231,625	$ 88,441,900	$ 641,673,525

	Assets at Fair Value as of June 30, 2009		
	Level 1	Level 2	Total
Mutual funds			
Blend funds	$ 116,798,864	$ -	$ 116,798,864
Growth funds	101,719,913	-	101,719,913
Moderate allocation funds	66,233,581	-	66,233,581
Target date funds	48,045,309	-	48,045,309
Bond funds	45,505,658	-	45,505,658
Other funds	5,555,647	-	5,555,647
Total mutual funds	383,858,972	-	383,858,972
Common/collective trust fund	-	84,745,931	84,745,931
Employer securities	83,689,202	-	83,689,202
Other common stocks	3,493,880		3,493,880
Other	-	99,022	99,022
Total	$ 471,042,054	$ 84,844,953	$ 555,887,007

The Common/collective trust fund is invested in the T. Rowe Price Stable Value Common Trust Fund (the stable value fund). The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. The stable value fund invests in guaranteed investment contracts issued by insurance companies,

4. Fair Value Measurements (continued)

investment contracts issued by banks, structured or synthetic investment contracts issued by banks, insurance companies and other issuers, securities supporting the synthetic investment contracts, separate account contracts, and other similar instruments.

Under the Terms of the Declaration of Trust, retirement plans invested in the trust are required to provide either 12 or 30 month advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee at its sole discretion.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated October 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan's management believes that the Plan is being operated in accordance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's operations in compliance with the Code.

6. Party-in-Interest Transactions

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During fiscal years 2010 and 2009, the Plan made purchases of $2,757,277 and $3,361,170, respectively, and sales of $10,743,658 and $10,483,764, respectively, of the Company's common stock.

Certain Plan investments are managed by T. Rowe Price, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

7. Reconciliation of Financial Statements to the Form 5500

The Company will report the Plan's investment in the common collective trust at fair market value on its Form 5500. As a result, the following is a reconciliation of the Statements of Net Assets Available for Benefits per the financial statements at June 30, 2010 and 2009, to the Statements of Net Assets Available for Benefits expected to be reported in the Plan's Form 5500:

	June 30,	
	2010	**2009**
Net assets available for benefits per the financial statements	$ 683,801,235	$ 595,429,899
Adjustment from contract value to fair value for interest in common collective trust related to fully benefit-responsive investment contracts	3,726,542	1,010,093
Net assets available for benefits per the Form 5500	$ 687,527,777	$ 596,439,992

The following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements for the fiscal years ended June 30, 2010, to the Statement of Changes in Net Assets Available for Benefits expected to be reported in the Plan's Form 5500:

Total investment gain per the financial statements	$ 80,340,157
Add: current year adjustment from contract value to fair value for interest in a common collective trust related to fully benefit-responsive investment contracts	3,726,543
Less: prior year adjustment from contract value to fair value for interest in a common collective trust related to fully benefit-responsive investment contracts	(1,010,093)
Total investment gain per the Form 5500	$ 83,056,607

Supplemental Schedule

The Clorox Company 401(k) Plan

EIN: 31-0595760 Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

June 30, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate	(e) Current Value
	Common stock:		
*	The Clorox Company Common Stock	1,414,766 shares	$ 87,941,883
	Mutual funds:		
	Dodge & Cox Balanced Fund	1,188,274 shares	71,736,108
*	T. Rowe Price Mid-Cap Growth Fund	1,355,639 shares	64,040,372
	Vanguard Intermediate Term Bond Index Fund	4,771,256 shares	53,915,194
	American Funds EuroPacific Growth Fund	1,580,292 shares	53,682,513
*	T. Rowe Price Growth Stock Fund	2,060,002 shares	52,138,645
	Vanguard Institutional Index Fund	444,577 shares	41,919,137
*	T. Rowe Price Small Cap Value Fund	1,090,402 shares	31,894,268
	Vanguard Mid-Cap Index Fund	767,646 shares	12,328,398
	Vanguard Explorer Growth Fund	96,252 shares	5,021,464
	Vanguard Target Retirement Income Fund	253,520 shares	2,687,308
	Vanguard Target Retirement 2005	235,214 shares	2,596,758
	Vanguard Target Retirement 2015	1,194,067 shares	13,230,259
	Vanguard Target Retirement 2025	1,826,128 shares	19,850,015
	Vanguard Target Retirement 2035	1,721,623 shares	18,834,560
	Vanguard Target Retirement 2045	1,129,113 shares	12,770,264
			456,645,263
	Common collective trust fund:		
*	T. Rowe Price Stable Value Fund	84,715,357 units	88,441,900
	Self-directed brokerage accounts:		
	Tradelink Investments	Various investments, including mutual funds and common stock	8,644,479
*	Participant loans	*Interest rates ranging from 4.25% to 10.50%, maturing through 2024*	22,488,314
	Total investments		$ 664,161,839

* Indicates a party-in-interest to the Plan.

Note: Column (d), cost, has been omitted, as all investments are participant-directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Form S-8 No. 333-131487 and Form S-8 No. 33-41131 – Post Effective Amendments No. 1 and No. 2) of The Clorox Company of our report dated December 15, 2010, with respect to the Statements of Net Assets Available for Benefits of The Clorox Company 401(k) Plan as of June 30, 2010 and 2009, the related Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2010, and the related supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of June 30, 2010, which report appears in the June 30, 2010 annual report on Form 11-K of The Clorox Company 401(k) Plan.



MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
December 15, 2010